February 2019 Valuation Discussion Materials Prepared for the Independent Committee of the Board DRAFT Subject to change Exhibit (c)(2)

Summary Historical and Projected Financial Performance 2 Summary Stock Price Performance 8 Summary Valuation Analysis 12 Material Relationship with SHC 20 Appendix 23 TABLE OF CONTENTS

SUMMARY HISTORICAL AND PROJECTED FINANCIAL PERFORMANCE

Adjusted to exclude unusual and extraordinary items. Source: November 2018 Management Projections. Assumes 8.0x rent methodology. Shares outstanding as of December 7, 2018. Source: Company's Form 10-Q for the period ended December 7, 2018. Assumes the treasury stock method with no in-the-money options outstanding. Includes exercisable options held by directors and executive officers. Source: Company's Proxy Statement dated April 19, 2018 and Bloomberg. SUMMARY FINANCIAL INFORMATION

Source: January 2019 Management Plan. Adjusted to exclude unusual and extraordinary items. Internal management numbers that are used as basis for projections. HISTORICAL FINANCIAL PERFORMANCE (c)

PROJECTIONS OVERVIEW AND ASSUMPTIONS

PJ SOLOMON

The company developed several different go-forward scenarios, including one that assumes a liquidation of SHC

		Scenario 1	Scenario 2	Scenario 3 (Assumes SHC Liquidation)
		Hometown High Value + Bubble Footprint	Hometown Slow Exit	Hometown Rapid Exit
Description	Outlet	▪ 10 new stores through 2020		
	Dealership	▪ Keep 394 high value and 87 low / no-profit stores; close remaining stores	▪ Close all stores over a 3-year period to gradually wind-down the business (full exit in 2021)	▪ Close all stores in 2019
	HAS / Hardware	▪ Close all company-operated negative EBITDA stores with leases up prior to 08/2020 (17 stores)	▪ Close 18 company operated locations until 2021 as leases expire	▪ All negative EBITDA stores close if lease ends prior to 08/2020 (25 stores)
	Buddy's	▪ Open 30 stores by 2020	▪ Open 1 new store in 2019; no additional new openings in 2020/2021	▪ Open 30 stores by 2020
Rationale		▪ Continuation of current strategy with a focus on optimizing the Dealer network coupled with modest growth in the Outlet segment ▪ Despite store closures, this scenario is closest to "status quo"	▪ Moderately transformative over an extended period of time ▪ Entails the closure of the Dealer network through 2021 to focus on the more profitable Outlet and Buddy's segments ▪ Shows potential of meaningful deleveraging through 2021	▪ Considered to be the most near-term transformative action ▪ Entails the closure of the Dealer network throughout 2019 to focus on the more profitable Outlet and Buddy's segments ▪ Shows potential of substantial deleveraging through 2020
Key Takeaways		▪ Valuation ranging from \$0.48 to \$1.81 per share ▪ Main valuation drivers are the relatively small decline in revenue supported by the largest store fleet of all three scenarios and a 2% gross margin improvement between FY2018-2020	▪ Valuation ranging from \$1.93 to \$2.96 per share ▪ Main valuation drivers are the closure of negative EBITDA Hometown stores and debt reduction over several years ▪ Corp. expenses drag on EBITDA given the slower wind-down	▪ Valuation ranging from \$7.36 to \$8.85 per share ▪ Main valuation drivers are the closure of negative EBITDA Hometown stores and swift debt reduction

5

Source: Management projections as of January 2019. MANAGEMENT PROJECTIONS EBITDA across all three scenarios is affected in different ways by the closure of Hometown stores and there are substantial differences in revenue and debt; Liquidation proceeds from store closures drive reduced debt levels.

Source: Management plan as of January 2019. MANAGEMENT PROJECTIONS BY MAJOR SEGMENT

SUMMARY STOCK PRICE PERFORMANCE

Stock Price Performance – Last Twelve Months Stock Price Performance – Since October 12, 2012 SHO Spinout Source: Capital IQ as of February 4, 2019. SUMMARY HISTORICAL STOCK PRICE PERFORMANCE $2.16 $2.16

Key events, news and SHC activity Key Events Source: Capital IQ as of February 4, 2019. SUMMARY HISTORICAL STOCK PRICE PERFORMANCE $2.16 Median: $2.85 (12/5/2016) Overtures by ESL for SHO to participate in SHC Home Services acquisition (2/11/16) Edward Lampert announces that he controls over 50% of SHO’s outstanding shares (08/30/2018) Upbeat preliminary Q2 results (07/12/2018) Q3 results announced with SSS Q decline of (0.2%) (12/01/2017) Q3 results impacted by Hurricanes SSS Q (9.1%) (9/6/17) SHO Q2 Results announced (2.1%) SSS (3/14/17) SHC announces sale of Craftsman brand to Stanley Black & Decker (03/10/17) SHO Q4 Results announced (4.1%) SSS (6/2/17) SHO Q1 Results announced (7.3%) SSS (06/08/2018) Q1 results Announcement that 90-100 stores will be closed (02/20/2018) Announcement of $40M TL (04/19/2018) Annual results, SSS decline of (12.4%) (01/17/2019) SHC announces that ESL won the bankruptcy court auction

Indexed Stock Price Performance – Last Twelve Months Indexed Stock Price Performance – Since October 12, 2012 SHO Spinout Source: Capital IQ as of February 4, 2019. INDEXED STOCK PRICE PERFORMANCE 96.0% 26.7% 112.2% 102.9% 7.0% 1.0% 328.2% 190.7%

SUMMARY VALUATION ANALYSIS

Note: Valuation ranges are calculated as equal weighted averages of the positive minimum and maximum values for each scenario of precedent transactions, the average trading peer EV/EBITDA multiple across LTM, 2019P and 2020P and DCF analysis as shown in the Appendix. Equity value based on projected FY 2019 net debt. SUMMARY VALUATION ANALYSIS 2/4/2019 Trading Price: $2.16

Source: Company filings, Capital IQ and other publicly available sources. Note: CAGRs (Compound Annual Growth Rates) and Averages are for the last three completed fiscal years for each company. All operating data has been adjusted to exclude unusual and extraordinary items. (a) Source of projected EPS, EBITDA and growth rate estimates: Thomson Reuters median estimate of Wall Street analysts as of 2/4/19. (b) Enterprise value represents equity value plus book values of total debt, preferred stock and minority interest less cash. SELECTED PUBLIC COMPANIES

Note: Excluding Pier1 due to negative historical multiple. Source: Capital IQ as of February 4, 2019. SELECTED PUBLIC COMPANIES Comparable Hardware Stores Other Hardlines 13.4x 12.2x 5.3x 2.9x Comparable Company LTM EV / EBITDA 3.7x 5.8x 12.7x 12.6x

Source: SEC filings and other publicly available data. (a) EBITDA multiple assumes 50% of corporate overhead and D&A attributed to retail segment. (b) Investor Presentation dated October 16, 2013. (c) Based on sales of $315mm for the FY ended Jan. 28, 2012 per Moody's Investors Service. PRECEDENT HARDLINES TRANSACTIONS

Implied valuation based on selected public companies and precedent transactions Note: Equity value based on projected net debt as of FY2019 for Scenarios 1, 2 and 3. Precedent transaction net debt as of FY2018. COMPARABLE COMPANIES AND TRANSACTIONS

Scenario 1 (Hometown High Value + Bubble Footprint) Scenario 2 (Hometown Slow Exit) Note: Equity value based on projected net debt as of FY2019. DISCOUNTED CASH FLOW ANALYSIS SUMMARY Scenario 3 (Hometown Rapid Exit)

VALUATION METHODOLOGY REMARKS Scenario 1 Scenario 2 Scenario 3 Trading Multiples Precedent Transactions Discounted Cash Flow Calculated median multiple of selected US Home Centers / Hardware stores for FY2018, FY 2019 and FY2020 Applied 2019F Total Debt of $108.5M as Net Debt as of management plans presented in November 2018 Same parameters as for scenarios 1 and 2 Applied 2019F Net Debt of $5.8M as of management plans presented in January 2019 Precedent transactions multiple calculated as the median EV/EBITDA multiple of previous US hardlines transactions that is then applied to SHO’s FY2018 EBITDA serving as a proxy for the company’s LTM EBITDA Calculated annual cash flow through 2022, based on 3-year management plan and extrapolation for years 4 and 5 Terminal year adjustment to normalize cash flows from net working capital Assumed a perpetuity growth rate range of 0-2% WACC of 12.50% based on the median beta and debt/equity ratio of comparable companies Same parameters as for scenario 1 Same parameters as for scenario 1 Applied 2019F Total Debt of $102.1M as Net Debt as of management plans presented in January 2019 Same parameters as for scenario 1, except for using the January 2019 management plan including 2021 projections, requiring only 1 year of extrapolation

MATERIAL RELATIONSHIP WITH SHC

In Fall 2012, SHO was spun off from SHC when various negotiations were finalized, including agreements regarding merchandising, logistics / distribution, separation, license and e-commerce among others As a result of these agreements, SHC provided SHO with sourcing and the majority of distribution and warehousing in addition to financial reporting systems. SHC also allowed SHO to receive / sell items from SHC’s proprietary brands (i.e., Kenmore, Craftsman (a) and DieHard, collectively “KCD”) and to leverage the various e-commerce sites associated with SHC’s store segments The service agreements between the two entities, prior to being amended (discussed below), were in effect until April 2018 – at the end of this period, SHO had the option to renew these agreements for an additional three years, but SHC also had the option to terminate these agreements. In May 2016, the two parties agreed to various amendments, primarily an extension of two main agreements (i.e., the services and merchandising agreements) through February 2020 SHO also received rights to operate transactional web-sites for the Hometown segment, increased commissions on protection agreement sales and supply chain services for SHO purchased products. SHO stores also became available as customer pick-up locations from Sears.com SHO still relies on SHC to provide substantially all of its Hometown segment inventory and approximately 30% of its Outlet inventory SHC and its subsidiaries are relied upon for key administrative functions, processing services and other general infrastructure However, as of February 1, 2019 the Outlet segment essentially functions free of any meaningful stand-alone support from SHC Much of the critical functions and services provided by SHC relate to the Hometown segment Sources: Public filings, Tiger Appraisal Report dated April 15, 2016. Sears Holdings announced the sale of its Craftsman brand for $900 million on 1/5/2017. SHO MATERIAL RELATIONSHIPS WITH SHC

APPENDIX

Note: Equity value based on projected FY2019 net debt. DETAILED VALUATION ANALYSIS 2/4/2019 Trading Price: $2.16

WEIGHTED AVERAGE COST OF CAPITAL

PJ SOLOMON

Comparable Companies

Name	Current Levered Beta (a)	Net Debt/ Market Equity (b)	Unlevered Beta (c)
Sears Hometown and Outlet Stores, Inc.	0.795	241.5%	0.283
The Home Depot, Inc.	1.018	11.4%	0.938
Lowe's Companies, Inc.	1.044	17.7%	0.922
Best Buy Co., Inc.	1.054	--	1.054
Bed Bath & Beyond Inc.	0.770	23.6%	0.654
Haverty Furniture Companies, Inc.	0.700	--	0.700
Kirkland's, Inc.	1.113	--	1.113
Mean	**0.950**	**8.8%**	**0.897**
Median	**1.031**	**5.7%**	**0.930**

Assumptions

Risk Free Rate of Return (d)	2.73%
Market Risk Premium (e)	7.07%
Size Premium (e) (f)	3.48%
Marginal Tax Rate (g)	25.00%

Sears Hometown and Outlet Stores' Observed Weighted Average Cost of Capital (h)

	Capital Structure		Cost of Equity			Cost of Debt		
Based on:	Net Debt/ Capital	Net Debt/ Equity	Unlevered Beta	Levered Beta (i)	Cost of Equity (j)	Before Tax	After Tax	WACC
Company Beta and Company D/E	70.7%	241.5%	0.283	0.795	11.8%	3.75%	2.81%	**5.5%**
Median Beta of Comps and Company D/E	70.7%	241.5%	0.930	2.614	24.7%	3.75%	2.81%	**9.2%**
Median Beta of Comps and D/E of Comps	5.4%	5.7%	0.930	0.970	13.1%	3.75%	2.81%	**12.5%**

Sensitivity to Capital Structure and Rates

Cost of Equity

Net Debt/ Capital	Net Debt/ Equity	Unlevered Beta (k)	Levered Beta (i)	Cost of Equity (j)
0%	0.0%	0.930	0.930	12.8%
10%	11.1%	0.930	1.007	13.3%
20%	25.0%	0.930	1.104	14.0%
30%	42.9%	0.930	1.229	14.9%
40%	66.7%	0.930	1.395	16.1%
50%	100.0%	0.930	1.627	17.7%
60%	150.0%	0.930	1.976	20.2%
70%	233.3%	0.930	2.557	24.3%
80%	400.0%	0.930	3.719	32.5%

Weighted Average Cost of Capital

Net Debt / Capital	Pre-Tax Cost of Debt: 2.0%	3.0%	4.0%	5.0%	6.0%	7.0%	8.0%
0%	12.8%	12.8%	12.8%	12.8%	12.8%	12.8%	12.8%
10%	12.1%	12.2%	12.3%	12.4%	12.4%	12.5%	12.6%
20%	11.5%	11.7%	11.8%	12.0%	12.1%	12.3%	12.4%
30%	10.9%	11.1%	11.3%	11.6%	11.8%	12.0%	12.2%
40%	10.2%	10.5%	10.8%	11.1%	11.4%	11.7%	12.0%
50%	9.6%	10.0%	10.4%	10.7%	11.1%	11.5%	11.9%
60%	9.0%	9.4%	9.9%	10.3%	10.8%	11.2%	11.7%
70%	8.3%	8.9%	9.4%	9.9%	10.4%	11.0%	11.5%
80%	7.7%	8.3%	8.9%	9.5%	10.1%	10.7%	11.3%

(a) Source: Bloomberg 5-year adjusted weekly beta as reported on February 4, 2019.
(b) Assumes book value of debt approximates market value.
(c) Unlevered Beta = Levered Beta / {1+(Net Debt/Market Equity)(1-Tax Rate)}.*
(d) 10-year Treasury Note yield as of February 4, 2019.
(e) Source: Duff & Phelps 2018 Valuation Handbook.
(f) Size premium of 3.48% for companies with market capitalizations between 2.5mm and 656.8mm
(g) Marginal tax rate based on PJ Solomon assumption
*(h) WACC = (Net Debt/Capital) * After-Tax Cost of Debt + (Equity/Capital) * Cost of Equity.*
*(i) Relevered Beta = Unlevered Beta * {1+(Net Debt/Equity)*(1-Tax Rate)}.*
*(j) Cost of Equity = Risk Free Rate + (Relevered Beta * Market Risk Premium) + Size Premium.*
(k) Median Unlevered Beta of Comps.

24

Note: Years 2021 and 2022 are based on extrapolations, holding 2020 revenue growth, adj. EBITDA margin, D&A as a % of sales, Capital Expenditures as a % of sales and Net Working Capital as a % of sales constant. SCENARIO 1: DISCOUNTED CASH FLOW ANALYSIS

Note: Year 2022 is based on extrapolations, holding 2021 revenue growth, adj. EBITDA margin, D&A as a % of sales, Capital Expenditures as a % of sales and Net Working Capital as a % of sales constant for businesses excluding dealership. SCENARIO 2: DISCOUNTED CASH FLOW ANALYSIS

Note: Years 2021 and 2022 are based on extrapolations, holding 2020 revenue growth, adj. EBITDA margin, D&A as a % of sales, Capital Expenditures as a % of sales and Net Working Capital as a % of sales constant for businesses excluding dealership. SCENARIO 3: DISCOUNTED CASH FLOW ANALYSIS

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